UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).

ASPECT COMMUNICATIONS CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

04523Q102
(CUSIP Number)

ROBERT F. SMITH
c/o VISTA EQUITY PARTNERS, LLC
150 CALIFORNIA STREET, 19TH FLOOR
SAN FRANCISCO, CALIFORNIA 94111
(415) 765-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04523Q102	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS VISTA EQUITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,222,222
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,222,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,222,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No. 04523Q102	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS VEFIIGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,222,222
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,222,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,222,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14	TYPE OF REPORTING PERSON* OO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No. 04523Q102	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ROBERT F. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,250,893
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,250,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

              The statement on Schedule 13D previously filed on January 30, 2003 by Vista Equity Fund II, L.P. (“Vista”), VEFIIGP, LLC (“VEFIIGP”) and Robert F. Smith (“Mr. Smith” and together with Vista and VEFIIGP, the “Reporting Persons”) with respect to shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Aspect Communications Corporation (the “Company”) is hereby amended and supplemented. Except as amended and supplemented hereby, the original statement on Schedule 13D remains in full force and effect. Defined terms used in this Amendment No. 1 and not defined herein have the meanings ascribed to them in the original statement on Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

              Vista has entered into a Conversion Agreement, dated as of February 13, 2004 (the “Conversion Agreement”), with the Issuer and Vista Equity Partners, LLC (“Partners”) pursuant to which, in accordance with the Certificate of Determination of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of the Issuer, dated as of January 21, 2003 (the “Certificate”), and on the terms and subject to the conditions set forth in such agreement, Vista has agreed to convert its 50,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) of the Issuer into an aggregate of 22,222,222 shares of Common Stock of the Issuer, as more fully described in further detail in Item 6 of this Amendment No. 1.

               In conjunction with the conversion, the Issuer has filed the Registration Statement, registering the sale of 2,700,000 shares of Common Stock by the Issuer, 8,850,000 shares of Common Stock by Vista and 450,000 shares of Common Stock by the other selling shareholders named therein as further described in the Registration Statement. Vista intends to grant to the underwriters in such offering a 30-day option to purchase on a pro rata basis up to 1,800,000 additional shares from Vista at the public offering price less the underwriting discounts and commissions as further described in such Registration Statement.

              Except as disclosed above, as of the date of the filing of this Statement, none of the Reporting Persons has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

              The percentage of the Issuer’s outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 79,567,869 outstanding shares of Common Stock reported by the Issuer in the Issuer’s Registration Statement on Form S-3, filed February 13, 2004 (the “Registration Statement”), and 22,222,222 shares of Common Stock issuable upon conversion of the Series B Preferred Stock issued to Vista pursuant to the Preferred Stock Purchase Agreement.

              VEFIIGP is the managing general partner of Vista. Mr. Smith is the managing and sole member of VEFIIGP. Accordingly, securities owned by Vista may be regarded as being beneficially owned by VEFIIGP; and securities owned by VEFIIGP may be regarded as being beneficially owned by Mr. Smith. Mr. Smith and VEFIIGP disclaim beneficial ownership of the shares of Common Stock of the Issuer held by Vista, except to the extent of their pecuniary interest in the shares, if any.

               In connection with Mr. Smith’s position as a director of the Issuer, he and the other directors periodically acquired shares of Common Stock, or stock options for shares of Common Stock. As of the date of the filing of this Amendment No. 1, Mr. Smith has acquired an aggregate of 4,671 shares of Common Stock in accordance with the terms of the Issuer’s Annual Retainer Compensation Plan. In addition, Mr. Smith has acquired stock options for 24,000 shares of Common Stock, 25% of which vest on each anniversary date of the initial grant. In addition, on September 2, 2003, Mr. Smith was granted stock options for 6,000 shares of Common Stock, 25% of which vest on each anniversary date of the initial grant, and none of which are exercisable within 60 days.

               Each of the Reporting Persons has shared power to vote or direct the vote and dispose of or direct the disposition of the Common Stock beneficially owned by such Reporting Persons. Except as set forth in this Amendment No. 1, to the best of the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in securities of the Issuer during the past 60 days.

Page 5 of 9 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Pursuant to the Conversion Agreement, in accordance with the Certificate and on the terms and subject to the conditions set forth in such agreement, Vista shall convert its 50,000 shares of Series B Preferred Stock into an aggregate of 22,222,222 shares of Common Stock. In connection with such conversion, on the terms and subject to the conditions set forth in such agreement, the Issuer shall (i) issue to Partners or such members, employees or affiliates thereof as Partners shall designate, an aggregate of 200,000 shares of Common Stock, in which Vista will retain no beneficial ownership interest and (ii) pay to Partners a closing fee of $3,000,000.

              Pursuant to the terms of the Conversion Agreement, for so long as Vista beneficially owns at least 4,500,000 shares of Common Stock, Vista will be entitled to designate two directors to serve on the board of directors of the Issuer (any director designated by Vista, a “Vista Appointee”). Each such Vista Appointee shall serve until replaced in service by another Vista Appointee or removed from the board pursuant to the Conversion Agreement.

              Pursuant to the terms of the Conversion Agreement, for so long as Vista beneficially owns at least 4,500,000 shares of Common Stock, the Issuer may not, without the prior written consent of Vista, effect certain significant corporate matters, including issuing additional capital stock, selling all or substantially all of its assets, consummating any transaction the result of which is that any person becomes the beneficial owner of more than fifty percent of its voting securities, incurring certain indebtedness, effecting a voluntary liquidation or dissolution, acquiring any material interest in any company, business or joint venture, consummating certain related party transactions, executing any agreement which restricts its right to comply with certain of its obligations to Vista, approving an annual budget or materially deviating from an approved annual budget, paying any dividends or distributions on the Common Stock, or changing the compensation paid to, terminating the employment of, or replacing certain of its executive officers including its Chief Executive Officer. The rights granted to Vista pursuant to the Conversion Agreement as described in the last two paragraphs of this Item 6 are substantially the same rights granted to the holders of the Series B Preferred Stock pursuant to the Certificate.

Page 6 of 9 Pages

              The consummation of the conversion of Vista’s Series B Preferred Stock and the other transactions contemplated in the Conversion Agreement is conditioned on, among other things, the execution of the underwriting agreement in connection with the offering contemplated by the Registration Statement, the satisfaction or waiver of all of the conditions precedent in such underwriting agreement, the approval of the shares of Common Stock to be issued pursuant to the Conversion Agreement for listing on the Nasdaq National Market, the effectiveness of the Registration Statement and the amendment of the Preferred Shares Rights Agreement, dated as of May 11, 1999, as amended on December 12, 2001 and November 14, 2002, between the Issuer and Equiserv Trust Company, N.A.

              The foregoing references to and descriptions of the Conversion Agreement are qualified in their entirety by the complete text of the Conversion Agreement. The Conversion Agreement is incorporated by reference herein and is filed as Exhibit B hereto.

Page 7 of 9 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

                Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A	Agreement of Joint Filing pursuant to Rule 13d-1(K), dated as of February 17, 2004, by and among the Reporting Persons.

Exhibit B	Conversion Agreement dated as of February 13, 2004, by and between Aspect Communications Corporation, Vista Equity Fund II, L.P. and Vista Equity Partners, LLC.

Page 8 of 9 Pages

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004	VISTA EQUITY FUND II, L.P. By: VEFIIGP, LLC, its Managing General Partner
	By:	/s/ Robert F. Smith

		Name: Title:	Robert F. Smith Managing Member

VEFIIGP, LLC
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

ROBERT F. SMITH
/s/ Robert F. Smith

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

            In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock of Aspect Communications Corporation and that this Agreement be included as an Exhibit to such filing.

            This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

            IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 17, 2004.

VISTA EQUITY FUND II, L.P. By: VEFIIGP, LLC, its Managing General Partner
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

VEFIIGP, LLC
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

ROBERT F. SMITH
/s/ Robert F. Smith